# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BARINGS CAPITAL INVESTMENT CORPORATION, CIK 0001811972
CUSIP: 06762A102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-032207
Filed by CIK 0001463559

## Reporting persons
- Alberta Investment Management Corp: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Alberta Canada (A0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,627; sole dispositive power 0; shared dispositive power 6,908,627; aggregate amount beneficially owned 6,908,627 (22.2% of the class)
- PDL FL US Holdings LP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Alberta Canada (A0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,627; sole dispositive power 0; shared dispositive power 6,908,627; aggregate amount beneficially owned 6,908,627 (22.2% of the class)

## Item 1. Issuer
Name of issuer: BARINGS CAPITAL INVESTMENT CORPORATION
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina, 28202

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G is being jointly filed by and on behalf of each of Alberta Investment Management Corporation ("AIMCo") and PDL FL US Holdings LP ("PDL Holdings"), who are collectively referred to herein as the "Reporting Persons." PDL Holdings is the direct owner of the securities covered by this statement.

PDL FL US GP Ltd. ("PDL GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, PDL Holdings. All of the interests in PDL Holdings and PDL GP are held by AIMCo as bare trustee on behalf of its clients, and therefore AIMCo may be deemed to beneficially own the securities beneficially owned by PDL Holdings and PDL GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 16, 2025, a copy of which is filed with this Amendment No. 4 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The business address for each Reporting Person is 1600 - 10250 101 Street NW, Edmonton, Alberta T5J 3P4, Canada.
Citizenship: Each of the Reporting Persons is organized under the laws of Alberta, Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,908,627 shares of Common Stock for each Reporting Person
Percent of class: 22.2% for each Reporting Person
Sole power to vote or to direct the vote: 0 for each Reporting Person
Shared power to vote or to direct the vote: 6,908,627 for each Reporting Person
Sole power to dispose or to direct the disposition: 0 for each Reporting Person
Shared power to dispose or to direct the disposition: 6,908,627 for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated April 16, 2025

## Signatures
- Alberta Investment Management Corp: /s/ Cherry Jiang, Cherry Jiang, Associate General Counsel (04/25/2025)
- PDL FL US Holdings LP: /s/ Ying Deng, Ying Deng, Director (04/25/2025)